NOVAGOLD RESOURCES INC.

as Issuer

AND

THE BANK OF NEW YORK

as Trustee

____________________

Supplemental Indenture No. 1

Dated as of March 26, 2008

to

Indenture

Dated as of March 26, 2008

___________________

5.50% Senior Convertible Notes due 2015

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01 Definitions	1
Section 1.02 Legal Holiday	7
Section 1.03 Force Majeure	8
Section 1.04 Counterparts	8
Section 1.05 Governing Law	8

ARTICLE II

SECURITY FORMS

Section 2.01 Forms Generally	8
Section 2.02 Form Of Face Of Security	8
Section 2.03 Form Of Reverse Of Security	10
Section 2.04 Form Of Trustee's Certificate Of Authentication	21

ARTICLE III

THE SECURITIES

Section 3.01 Title; Amount And Issue Of Securities; Principal And Interest	21
Section 3.02 Denominations	22
Section 3.03 Book-Entry Provisions For Global Securities	23
Section 3.04 Defaulted Interest	24
Section 3.05 CUSIP Numbers	25
Section 3.06 Ranking	25
Section 3.07 Sinking Fund	25

ARTICLE IV

REMEDIES

Section 4.01 Events Of Default	25
Section 4.02 Acceleration Of Maturity; Rescission And Annulment	27
Section 4.03 Other Remedies	28
Section 4.04 Collection Of Indebtedness And Suits For Enforcement By Trustee	28
Section 4.05 Application Of Money Collected	29
Section 4.06 Limitation On Suits	29
Section 4.07 Unconditional Right Of Holders To Receive Payment	30
Section 4.08 Waiver Of Past Defaults	30
Section 4.09 Undertaking For Costs	30

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ARTICLE V

CONSOLIDATION, MERGER, CONVEY, TRANSFER OR LEASE

Section 5.01 Company May Consolidate, Etc., Only On Certain Terms	31
Section 5.02 Successor Substituted	31

ARTICLE VI

SUPPLEMENTAL INDENTURES

Section 6.01 Supplemental Indentures Without Consent Of Holders	32
Section 6.02 Supplemental Indentures With Consent Of Holders	33

ARTICLE VII

COVENANTS

Section 7.01 Payments	34
Section 7.02 Book-Entry System	34
Section 7.03 Payment of Additional Amounts	35
Section 7.04 Information For IRS Filings	37
Section 7.05 Further Instruments And Acts	37

ARTICLE VIII

REDEMPTION

Section 8.01 Redemption For Tax Reasons	37
Section 8.02 Notice Of Redemption	38
Section 8.03 Effect Of Notice Of Redemption	39
Section 8.04 Deposit Of Redemption Price	39
Section 8.05 Securities Redeemed In Part	39
Section 8.06 Repayment To The Company	39
Section 8.07 Other Repurchases	39

ARTICLE IX

REPURCHASE OF SECURITIES AT THE OPTION OF HOLDERS

Section 9.01 Repurchase Of Securities At The Option Of Holders On Specific Dates	40
Section 9.02 Effect Of Repurchase Notice	42
Section 9.03 Deposit Of Repurchase Price	43
Section 9.04 Securities Repurchased In Part	43
Section 9.05 Covenant To Comply With Securities Laws Upon Repurchase Of Securities	43
Section 9.06 Repayment To The Company	43

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ARTICLE X

OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE

Section 10.01 Offer to Purchase Upon A Fundamental Change	44
Section 10.02 Effect Of Fundamental Change Purchase Notice	47
Section 10.03 Deposit Of Fundamental Change Purchase Price	48
Section 10.04 Securities Purchased In Part	48
Section 10.05 Covenant To Comply With Securities Laws Upon Repurchase Of Securities	49
Section 10.06 Repayment To The Company	49

ARTICLE XI

CONVERSION

Section 11.01 Right To Convert	49
Section 11.02 Conversion Procedure	50
Section 11.03 Company has the right to elect to deliver cash or a combination of cash and Common Shares instead of only Common Shares	52
Section 11.04 Conversion Rate Adjustments	54
Section 11.05 Adjustments Upon Certain Fundamental Changes	61
Section 11.06 Effect Of Reclassification, Consolidation, Merger Or Sale	62
Section 11.07 Taxes On Shares Issued	64
Section 11.08 Reservation Of Shares; Shares To Be Fully Paid; Compliance With Governmental Requirements; Listing Of Common Shares	64
Section 11.09 Responsibility Of Trustee	64
Section 11.10 Notice To Holders Prior To Certain Actions	65
Section 11.11 Company Determination Final	66

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SUPPLEMENTAL INDENTURE NO. 1, dated as of March 26, 2008, between NOVAGOLD RESOURCES INC., a corporation duly organized and existing under the laws of the Province of Nova Scotia, as Issuer (herein called the "Company"), having its principal office at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 154 (Facsimile No. (604) 669-6272), and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (herein called the "Trustee").

RECITALS OF THE COMPANY

The Company and the Trustee have executed and delivered a base indenture, dated as of March 26, 2008 (the "Base Indenture," and, together with this Supplemental Indenture, the "Indenture"), to provide for the future issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness, to be issued in one or more series. The terms of this Supplemental Indenture replace and supersede any terms in the Base Indenture that are inconsistent herewith.  All provisions of the Base Indenture, except as expressly amended and modified by this Supplemental Indenture, shall remain in full force and effect.

Pursuant to the terms of the Base Indenture, the Company desires to provide for the creation of an issue of 5.50% Senior Convertible Notes due 2015 (each a "Security" and collectively, the "Securities") of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

All things necessary to make the Securities, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid and binding obligations of the Company, and to make this Indenture a valid and binding agreement of the Company, in accordance with the terms of the Securities and the Indenture, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchases of the Securities by the Holders thereof, it is mutually agreed, for the benefit of the Company and the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

     Section 1.01     Definitions.  For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)       capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Base Indenture, and the terms defined in this ARTICLE I supplement, and, to the extent inconsistent with, replace the definitions in ARTICLE I of the Base Indenture, and include the plural as well as the singular;

(b)       all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c)       all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; and

(d)       unless otherwise noted, references to "U.S. Dollars" or "$" shall mean the currency of the United States of America;

(e)       the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Additional Amounts" has the meaning specified in Section 7.03.

"Additional Securities" means additional Securities which may be issued after the Issue Date pursuant to this Indenture (other than in exchange for or in replacement of Outstanding Securities). All references herein to "Securities" shall be deemed to include Additional Securities.

"Additional Shares" has the meaning specified in Section 11.05.

"Agent Members" has the meaning specified in Section 3.03.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York or in the City of Vancouver are authorized or obligated by law, or executive order or governmental decree to be closed.

"Canadian Securities Laws" means the securities laws, rules, regulations and written policy statements of any province or territory of Canada, as the same may be amended from time to time.

"Canadian Taxes" has the meaning specified in Section 7.03.

"Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

"Closing Sale Price" of a Common Share on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the Common Shares are traded or, if the Common Shares are not traded on a United States national securities exchange, as reported by the Toronto Stock Exchange, such price to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date.

"Common Equity" of any Person means capital stock of such Person that is generally entitled to (1) vote in the election of directors of such Person or (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

"Common Shares" means the common shares, without par value, of the Company as they exist on the date of this Indenture or any other shares of Capital Stock of the Company into which the common shares shall be reclassified or changed or, in the event of a merger, consolidation or other similar transaction involving the Company that is otherwise permitted hereunder in which the Company is not the surviving corporation, the common stock, common equity interests, ordinary shares or depositary shares or other certificates representing common equity interests of such surviving corporation or its direct or indirect parent corporation.

"Continuing Director" means, at any date, a member of the Company's Board of Directors (i) who was a member of such board on March 20, 2008 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or such lesser number comprising a majority of a nominating committee comprised of independent directors if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition have been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed. (Under this definition, if the Board of Directors of the Company as of the date of this Indenture were to approve a new director or directors and then resign, no Fundamental Change would occur even though the current Board of Directors would thereafter cease to be in office).

"Conversion Agent" means the Trustee or such other office or agency designated by the Company where Securities may be presented for conversion.

"Conversion Date" has the meaning specified in Section 11.02.

"Conversion Notice" has the meaning specified in Section 11.02.

"Conversion Price" means, at any time, $1,000 divided by the Conversion Rate in effect at such time, rounded to three decimal places (rounded up if the fourth decimal place thereof is 5 or more and otherwise rounded down).

"Conversion Rate" has the meaning specified in the Securities.

"Corporate Trust Office" means the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Indenture is located at 101 Barclay Street, New York, NY 10286, 4E, Attention: Global Trust Services (Facsimile No.: (212) 815-5802) (NovaGold Resources Inc. — 5.50% Senior Convertible Notes due 2015) or at any other time at such other address as the Trustee may designate from time to time by notice to the Company.

"Current Market Price" has the meaning specified in Section 11.04.

"Daily VWAP" means the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "NG US Equity AQRin respect of the period from 9:30 am to 4:00 pm (New York City time) on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Common Share on such Trading Day on the Toronto Stock Exchange (such price to be converted into Canadian dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date) or otherwise as the Company's board of directors determines in good faith using a volume-weighted method); provided that after the consummation of a Fundamental Change in which the consideration is comprised entirely of cash, "Daily VWAP" means the cash price per Common Share received by Holders of the Company's Common Shares in such Fundamental Change.

"Defaulted Interest" has the meaning specified in Section 3.04.

"Depositary" means The Depository Trust Company until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depositary" shall mean such successor Depositary.

"Effective Date" has the meaning specified in Section 11.05.

"Event of Default" has the meaning specified in Section 4.01.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Excluded Holder" has the meaning specified in Section 7.03.

"Excluded Taxes" has the meaning specified in Section 7.03.

"Ex-Dividend Date" means, with respect to any distribution on Common Shares, the first Trading Day on which the Common Shares trade in the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such distribution.

"fair market value" has the meaning specified in Section 11.04.

"Fundamental Change" has the meaning specified in Section 10.01.

"Fundamental Change Notice" has the meaning specified in Section 10.01.

"Fundamental Change Purchase Date" has the meaning specified in Section 10.01.

"Fundamental Change Purchase Notice" has the meaning specified in Section 10.01.

"Fundamental Change Purchase Offer" has the meaning specified in Section 10.01.

"Fundamental Change Purchase Price" has the meaning specified in Section 10.01.

"Global Security" means a Security in global form registered in the Security Register in the name of a Depositary or a nominee thereof.

"Indenture" has the meaning specified in the first paragraph of the Recitals of the Company.

"Ineligible Consideration" has the meaning specified in Section 11.01.

"Interest Payment Date" means each May 1 and November 1 of each year.

"Issue Date" means the date the Securities are originally executed and authenticated as set forth in the Security under this Indenture.

"Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions in the City of New York or the City of Vancouver are authorized or obligated by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest will accrue on such payment for the intervening period.

"Market Disruption Event" means (1) a failure by the primary United States national securities exchange in which the Common Shares are listed (or the Toronto Stock Exchange if the Common Shares are not then listed on a United States national securities exchange) or admitted to trading to open during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m. on any Trading Day for the Common Shares for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.

"Maturity", when used with respect to any Security, means the date on which the Principal Amount, Redemption Price, Repurchase Price or Fundamental Change Purchase Price of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity, Redemption Date, Repurchase Date or Fundamental Change Purchase Date, or by declaration of acceleration or otherwise.

"non-electing share" has the meaning specified in Section 11.06.

"Notice of Default" has the meaning specified in Section 4.01.

"Notice of Election" has the meaning specified in Section 8.01.

"Offering" means the offering of the Securities by the Company.

"Outstanding," when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i)        Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)       Securities, or portions thereof, for whose payment in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; and

(iii)      Securities which have been paid or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a protected purchaser (as defined in Article 8 of the UCC) in whose hands such Securities are valid obligations of the Company;

provided, however, that, in determining whether the Holders of the requisite Principal Amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

"Paying Agent" means any Person authorized by the Company to pay the principal of, and interest (including Additional Amounts, if any), Redemption Price, Repurchase Price or Fundamental Change Purchase Price of any Securities on behalf of the Company. The Trustee shall initially be the Paying Agent.

"Physical Securities" means permanent certificated Securities in registered form issued in denomination of $1,000 Principal Amount and integral multiples thereof.

"Prescribed Securities” has the meaning set forth in Section 11.01.

"Principal Amount" of a Security means the principal amount as set forth on the face of the Security.

"Prospectus" means the prospectus dated April 16, 2007, as supplemented by the prospectus supplement, dated March 20, 2008, pursuant to which the Securities were offered and sold in the initial Offering.

"Record Date" has the meaning specified in Section 11.04.

"Redemption Date" means, when used with respect to any Security to be redeemed, the date fixed for redemption pursuant to this Indenture.

"Redemption Price" has the meaning set forth in Section 2.03.

"Reference Property" has the meaning set forth in Section 11.01.

"Regular Record Date" for the payment of interest on the Securities (including Additional Amounts, if any), means April 15 (whether or not a Business Day) next preceding an Interest Payment Date on May 1 and October 15 (whether or not a Business Day) next preceding an Interest Payment Date on November 1.

"Repurchase Date" has the meaning set forth in Section 9.01.

"Repurchase Notice" has the meaning set forth in Section 9.01.

"Repurchase Price" has the meaning set forth in Section 9.01.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Security" or "Securities" have the respective meanings specified in the second paragraph of the Recitals of the Company.

"Special Interest Payment Date" has the meaning specified in Section 3.04.

"Special Record Date" has the meaning specified in Section 3.04.

"Spin-Off" has the meaning specified in Section 11.04.

"Stated Maturity" when used with respect to any Security, means May 1, 2015.

"Share Price" has the meaning specified in Section 11.05.

"Successor Company" has the meaning specified in Section 5.01.

"Tax Act" means the Income Tax Act (Canada) and any reference thereto includes a reference to an equivalent provision of a Canadian, provincial or territorial income tax statute.

"Trading Day" means a day during which (i) trading in the Common Shares generally occurs, (ii) there is no Market Disruption Event and (iii) a Closing Sale Price for the Common Shares may be obtained for that day.

"Trigger Event" has the meaning specified in Section 11.04.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

"Underwriter" means J.P. Morgan Securities Inc.

     Section 1.02    Legal Holiday.   If any specified date (including a date for giving notice) is a Legal Holiday, the action shall be taken on the next succeeding day that is not a Legal Holiday, and, if the action to be taken on such date is a payment in respect of the Securities, no interest, if any, shall accrue for the intervening period.

     Section 1.03    Force Majeure.   In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

     Section 1.04    Counterparts.   This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

      Section 1.05    Governing Law.   This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

ARTICLE II

SECURITY FORMS

      Section 2.01    Forms Generally.  The Securities and the Trustee's certificates of authentication shall be in substantially the forms set forth in this ARTICLE II, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor, the Internal Revenue Code of 1986, as amended, and regulations thereunder, and the Tax Act, or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof.

The Securities shall be initially issued in the form of permanent Global Securities in registered form in substantially the form set forth in this ARTICLE II. The aggregate Principal Amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, as hereinafter provided.

Section 2.02    Form Of Face Of Security.   [INCLUDE IF SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), A NEW YORK

CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

NOVAGOLD RESOURCES INC.

5.50% Senior Convertible Notes due 2015

No. [●]	CUSIP NO. 66987E AA5 ISIN US66987EAA55	U.S. $95,000,000

NovaGold Resources Inc., a corporation duly organized and validly existing under the laws of the Province of Nova Scotia (herein called the "Company", which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of ninety-five million United States Dollars ($95,000,000) [INCLUDE IF SECURITY IS A GLOBAL SECURITY – (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on May 1, 2015. Payment of the principal of this Security shall be made by check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. The Issue Date of this Security is March 26, 2008.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation of the Company to make an offer to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

NOVAGOLD RESOURCES INC.

By:
Authorized Signatory

     Section 2.03    Form Of Reverse Of Security.   This Security is one of a duly authorized issue of Securities of the Company, designated as its 5.50% Senior Convertible Notes due 2015 (herein called the "Securities"), all issued or to be issued under and pursuant to an Indenture dated as of March 26, 2008 (the "Base Indenture"), between the Company andThe Bank of New York(herein called the "Trustee"), as amended, supplemented or otherwise modified by the Supplemental Indenture No. 1 (the "Supplemental Indenture"), dated as of March 26, 2008, between the Company and the Trustee (the Base Indenture, as amended, supplemented or otherwise modified by the Supplemental Indenture, the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the Securities is unsecured and unsubordinated indebtedness of the Company and ranks equally with the Company's other unsecured and unsubordinated indebtedness.

Interest. The Company promises to pay interest on the principal amount of this Security at the rate of 5.50% per annum. The Company will pay interest semiannually on May 1 and November 1 of each year commencing on November 1, 2008.

Interest will be paid to the person in whose name a Security is registered at the close of business on April 15 and October 15, as the case may be, immediately preceding the relevant Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Holder of this Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding Interest Payment Date. The Holder of this Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding Interest Payment Date notwithstanding the conversion of this Security at any time after the close of business on such Regular Record Date. If this Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding Interest Payment Date, it must be accompanied by payment of an amount equal to the interest that the Holder is to receive on the Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest existing at the time of conversion of such Security. Except where this Security is surrendered for conversion and must be accompanied by payment as described above, no interest thereon will be payable by the Company on any Interest Payment Date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to ARTICLE XI of the Supplemental Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest to, but not including, the related Conversion Date.

Method of Payment. By no later than 10:00 a.m. (New York City time) on the date on which any principal of or interest, on any Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount. The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payments in respect of Securities represented by a Global Security (including principal and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company. The Company will pay principal of Definitive Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York. Interest on Definitive Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Registrar not less than 15 days prior to the Stated Maturity, Redemption Date, Repurchase Date or Fundamental Change Purchase Date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

Additional Amounts. The Company shall pay to the Holders such Additional Amounts as may become payable under Section 7.03 of the Supplemental Indenture.

Redemption For Tax Reasons. The Company may, at its option, redeem the Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the "Redemption Price"), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after March 20, 2008 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after March 20, 2008 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts. The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders). In such event, the Company will give the Trustee and the Holders of the Securities not less than 30 days' nor more than 60 days' notice of this redemption, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to ARTICLE VIII of the Supplemental Indenture can elect to (i) convert its Securities pursuant to ARTICLE XI of the Supplemental Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Securities after such Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to ARTICLE XI of the Supplemental Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the "Notice of Election") on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, cease to accrue on such Securities or portions thereof.

Purchase By the Company at the Option of the Holder on the Repurchase Date. Subject to the terms and conditions of the Indenture, the Company shall become obligated to repurchase, at the option of the Holder, all or any portion of the Securities held by such Holder on May 1, 2013 (the "Repurchase Date") in integral multiples of $1,000 at a repurchase price equal to 100% of the Principal Amount of those Securities plus accrued and unpaid interest up to, but excluding, the Repurchase Date (the "Repurchase Price"). To exercise such right, a Holder shall deliver to the Paying Agent (i) a Repurchase Notice in the form set forth in the Repurchase Notice on the back of this Security, at any time from 9:00 a.m., New York City time, on the date that is 20 Business Days immediately preceding the Repurchase Date until 5:00 p.m., New York City time, on the Repurchase Date, and (ii) such Securities that the holder wishes to tender for repurchase by the Company, duly endorsed for transfer to the Company to the Paying Agent as set forth in the Indenture.

If cash sufficient to pay the Repurchase Price of all Securities or portions thereof to be purchased on the Repurchase Date is deposited with the Paying Agent on the Business Day following the Repurchase Date, the Holder thereof shall have no other rights as such (other than the right to receive the Repurchase Price upon surrender of such Security).

Offer to Purchase By the Company upon a Fundamental Change. In the event of a Fundamental Change with respect to the Company at any time prior to May 1, 2015, the Company will be required to make an offer to purchase for cash (the "Fundamental Change Purchase Offer") all outstanding Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to, but excluding, the purchase date (the "Fundamental Change Purchase Date").

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Securities at their addresses shown in the Security Register, and to beneficial owners of the Securities as may be required by applicable law, a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof. The Company shall be required to purchase Securities in respect of which such offer is accepted by a Holder no later than 30 Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, prior to the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Security ("Fundamental Change Purchase Notice"), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Repurchase Notice or Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion. Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Security set forth in Section 11.01 of the Supplemental Indenture), the Holder hereof has the right, at its option, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 11.03 of the Supplemental Indenture, Common Shares at the initial conversion rate of 94.2418 Common Shares per $1,000 Principal Amount of Securities (the "Conversion Rate") (equivalent to a Conversion Price of $10.61), subject to adjustment in certain events described in the Indenture. Upon conversion of a Security, the Company will have the right to elect to deliver cash or a combination of Common Shares and cash for the Securities surrendered instead of Common Shares (plus cash in lieu of fractional Common

Shares), as set forth in the Indenture. No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Securities for conversion. The Trustee will initially act as Conversion Agent. A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of US$1,000 principal amount.

[INCLUDE IF SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this Security, including an exchange, transfer, repurchase or conversion of this Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture. In the case of certain events of bankruptcy, insolvency or reorganization involving the Company or its Subsidiaries, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, will ipso facto become due and payable without any declaration or other Act on the part of any Holder or the Trustee as set forth in Section 4.02(a) of the Supplemental Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price, Repurchase Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Security at the times, place and rate, and in the coin, currency or shares, herein prescribed. Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth. Securities are exchangeable for a like aggregate Principal Amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

CONVERSION NOTICE

If you want to convert this Security into cash and if applicable Common Shares of the Company, check the box:  ☐

To convert only part of this Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

If you want the stock certificate and Securities (if any) to be delivered, made out in another person's name, fill in the form below:

(Insert other person's social security or tax ID no.)

(Print or type other person's name, address and zip code)

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: ☐

If you elect to have only part of this Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Securities.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Certificated Securities have been issued, the certificate numbers shall be stated in this notice.

REPURCHASE NOTICE

If you elect to have this Security repurchased by the Company on May 1, 2013 pursuant to the applicable provisions of the Indenture, check the box:  ☐

If you elect to have only part of this Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

The undersigned hereby elects to have this Security repurchased by the Company on May 1, 2013 pursuant to the applicable provisions of the Securities.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Certificated Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this Security redeemed by the Company, check the box: ☐

If you elect to have only part of this Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000) and you acknowledge that any payment of interest or principal with respect to that part of this Security not purchased by the Company on the Redemption Date will not include any Additional Amounts:

$_________________________________

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

    Section 2.04    Form Of Trustee's Certificate Of Authentication.  This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:	The bank of new york,
as Trustee

By:
Authorized Signatory

ARTICLE III

THE SECURITIES

     Section 3.01    Title; Amount And Issue Of Securities; Principal And Interest. The Securities shall be known and designated as the "5.50% Senior Convertible Notes due 2015" of the Company. The aggregate Principal Amount of Securities that may be authenticated and delivered under this Indenture is initially limited to $95,000,000 ($109,000,000 if the Underwriter elects to exercise in full its option to purchase an additional $14,000,000 aggregate principal amount of the Securities), except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to the Indenture, provided that Additional Securities with the same terms and with the same CUSIP numbers as the Securities issued on the date of this Indenture may be issued in an unlimited aggregate principal amount from time to time thereafter pursuant to the Indenture; provided that such Additional Securities must be part of the same issue as the Securities issued on the date of this Indenture for U.S. federal income tax purposes. The Principal Amount shall be payable on May 1, 2015, unless earlier converted, redeemed or repurchased. The Securities and the Additional Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions.

The Securities shall bear interest at a rate of 5.50% per year. Interest on the Securities shall accrue from the Issue Date. Interest shall be payable semiannually in arrears on May 1 and November 1, beginning November 1, 2008. Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. Each rate of interest which is calculated with reference to a period (the "Deemed Interest Period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

The Principal Amount of Physical Securities shall be payable at the office or agency designated by the Company in the Borough of Manhattan, The City of New York initially the Corporate Trust Office at 101 Barclay Street, New York, New York 10286. Interest (including Additional Amounts, if any) on Physical Securities shall be payable (i) to Holders having an aggregate Principal Amount of $5,000,000 or less, by check mailed to the Holders of these

Securities and (ii) to Holders having an aggregate Principal Amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Security Registrar not later than two days prior to the relevant record date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Security Registrar to the contrary.

A Holder of any Security at 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest (including Additional Amounts, if any), on such Security on the corresponding Interest Payment Date. Holders of Securities after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest (including Additional Amounts, if any) payable on the corresponding Interest Payment Date notwithstanding the conversion of such Securities at any time after the close of business on such Regular Record Date. Securities surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding Interest Payment Date must be accompanied by payment of an amount equal to the interest (including Additional Amounts, if any) that the Holder is to receive on the Securities. Notwithstanding the foregoing, no such payment of interest (including Additional Amounts, if any) need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest (including Additional Amounts, if any) existing at the time of conversion of such Security. Except where Securities surrendered for conversion must be accompanied by payment as described above, no interest or Additional Amounts on converted Securities will be payable by the Company on any Interest Payment Date subsequent to the date of conversion and delivery of the cash and Common Shares, if applicable, pursuant to ARTICLE XI hereunder, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest and Additional Amounts, if any, to, but not including, the related Conversion Date.

Principal of and interest (including Additional Amounts, if any) on Global Securities shall be payable in immediately available funds to the Depository.

The Securities shall not be superior in right of payment to, and shall rank pari passu with, all other unsecured and unsubordinated indebtedness of the Company.

    Section 3.02    Denominations. The Securities shall be issuable only in registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000 above that amount.

    Section 3.03    Book-Entry Provisions For Global Securities.

(a)       The Global Securities initially shall (i) be registered in the name of the Depositary or the nominee of such Depositary, (ii) be delivered to the Trustee as custodian for the Depositary and (iii) bear the legend as set forth on the face of the form of Security in Section 2.02.

Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Security, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of any Holder.

(b)       Transfers of the Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. Physical Securities shall be transferred to beneficial owners in exchange for their beneficial interests in the Global Securities only if (A) such Depositary has notified the Company (or the Company becomes aware) that the Depositary (i) is unwilling or unable to continue as Depositary for such Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act when the Depositary is required to be so registered to act as such Depositary and, in both such cases, no successor Depositary shall have been appointed within 90 days of such notification or of the Company becoming aware of such event, (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Outstanding Securities shall have become due and payable pursuant to Section 4.02 and any Holder requests that Physical Securities be issued or (C) the Company has determined in its sole discretion that the Securities shall no longer be represented by Global Securities.

(c)       In connection with any transfer or exchange of a portion of the beneficial interest in the Global Security to beneficial owners pursuant to paragraph (b), the Security Registrar shall (if one or more Physical Securities are to be issued) reflect on its books and records the date and a decrease in the Principal Amount of the Global Security in an amount equal to the Principal Amount of the beneficial interest in the Global Security to be transferred, and the Company shall execute, and the Trustee shall authenticate and deliver, one or more Physical Securities of like tenor and amount.

(d)       In connection with the transfer of the entire Global Security to beneficial owners pursuant to paragraph (b), the Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the Global Security, an equal aggregate Principal Amount of Physical Securities of authorized denominations and the same tenor.

(e)       The Holder of the Global Securities may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.

   Section 3.03    Defaulted Interest.

Any interest on any Security which is payable, but is not paid when the same becomes due and payable and such nonpayment continues for a period of 30 days, shall forthwith cease to be payable to the Holder on the Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate set forth in Section 7.01 (such defaulted interest and interest thereon herein collectively called "Defaulted Interest") shall be paid by the Company, at its election in each case, as provided in clause (a) or (b) below:

(a)       The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date (not less than 30 days after such notice) of the proposed payment (the "Special Interest Payment Date"), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a record date (the "Special Record Date") for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the Special Interest Payment Date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date, and in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 106 of the Base Indenture, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such Defaulted Interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).

(b)       The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section 3.04, each Security delivered under this Indenture upon registration of, transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

     Section 3.05    CUSIP Numbers. The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the "CUSIP" numbers.

      Section 3.06    Ranking. The indebtedness of the Company arising under or in connection with this Indenture and every outstanding Security issued under this Indenture from time to time constitutes and will constitute a senior unsecured general obligation of the Company, ranking equally with other existing and future unsecured senior and unsubordinated Indebtedness of the Company and ranking senior in right of payment to any future Indebtedness of the Company that is expressly made subordinate to the Securities by the terms of such Indebtedness. For purposes of this Section 3.06 only, "Indebtedness" means, without duplication, the principal or face amount of (i) all obligations for borrowed money, (ii) all obligations evidenced by debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations to pay the deferred purchase price of property or services, (v) all obligations as lessee which are capitalized in accordance with generally accepted accounting principles, and (vi) all Indebtedness of others guaranteed by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

        Section 3.07    Sinking Fund.   The Securities shall not have the benefit of a sinking fund.

ARTICLE IV

REMEDIES

This Article IV shall apply to the Securities in lieu of Article Five of the Base Indenture, which shall be deemed to be replaced in its entirety, other than Sections 504, 505, 509, 510, 511, 512 and 514 of the Base Indenture which shall remain in full force and effect, for purposes of the Securities.

     Section 4.01    Events Of Default. "Event of Default", wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)       default in the payment of the Principal Amount, Redemption Price, Repurchase Price or Fundamental Change Purchase Price on any Security when it becomes due and payable;

(b)       default in the payment of interest or Additional Amounts, if any, upon any Security, when such amounts become due and payable, and continuance of such default for a period of 30 days;

(c)       default in the performance of any covenant, agreement or condition of the Company in this Indenture or the Securities (other than a default specified in Section 4.01(a) or (b)), and continuance of such default for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate Principal Amount of the Outstanding Securities a written notice specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

(d)       failure by the Company to convert Securities into Common Shares, or, at the Company’s election, cash or a combination of Common Shares and cash, upon exercise of a Holder's conversion right and such failure continues for 5 Business Days or more;

(e)       default in the payment of any indebtedness (other than indebtedness that is non-recourse to the Company or its subsidiaries) for borrowed money by the Company or any of its Subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) in an outstanding principal amount in excess of $15,000,000 (or the equivalent thereof in any other currency or currency unit) when such amounts become due at final maturity or upon acceleration, and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within the period specified in such instrument;

(f)        the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its Subsidiaries in excess of $15,000,000 (or the equivalent thereof in any other currency or currency unit) which remains unstayed, undischarged or unbonded for a period of 60 days;

(g)       failure by the Company to give notice of a Fundamental Change as set forth in Section 10.01(b);

(h)       failure by the Company to give the notice specified in Section 11.01(b)(ii);

(i)        failure by the Company to comply with its obligations under ARTICLE V;

(j)        the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any of its Subsidiaries of a voluntary case or proceeding under any applicable U.S. or Canadian Federal, State or Provincial bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable U.S. or Canadian Federal, State or Provincial law or (iii) appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other appointment, decree or order unstayed and in effect for a period of 60 consecutive days; or

(k)       the commencement by the Company or any of its Subsidiaries of a voluntary case or proceeding under any applicable U.S. or Canadian Federal, State or Provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable U.S. or Canadian Federal, State or Provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors.

       Section 4.02    Acceleration Of Maturity; Rescission And Annulment.

(a)       If an Event of Default (other than those specified in Section 4.01(j) and Section 4.01(k) with respect to the Company) occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities may declare the Principal Amount plus accrued and unpaid interest, including Additional Amounts, if any, on all the Outstanding Securities to be immediately due and payable, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, shall become immediately due and payable.

Notwithstanding the foregoing, in the case of an Event of Default specified in Section 4.01(j) and Section 4.01(k) with respect to the Company, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, on all Outstanding Securities will ipso facto become due and payable without any declaration or other Act on the part of any Holder or the Trustee.

(b)       At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this ARTICLE IV provided, the Holders of a majority in aggregate Principal Amount of the Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(i)        the Company has paid or deposited with the Trustee a sum sufficient to pay

(A)   the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, Redemption Price, Repurchase Price or Fundamental Change Purchase Price, as applicable, on any Securities which have become due otherwise than by such declaration of acceleration, and interest on any such amounts that are overdue at the rate of 1.00% per annum from the required payment date, and

(B)    all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under the Indenture; and

(ii)       all Events of Default, other than the non-payment of the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, on Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 4.08.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

     Section 4.03   Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy to collect the payment of the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture. The Trustee may maintain a proceeding even if the Trustee does not possess any of the Securities or does not produce any of the Securities in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of, or acquiescence in, the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

     Section 4.04    Collection Of Indebtedness And Suits For Enforcement By Trustee. The Company covenants that if:

(a)       default is made in the payment of any interest on any Security when such amounts become due and payable, and such default continues for a period of 30 days, or

(b)       default is made in the payment of the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, at the Stated Maturity thereof or in the payment of the Redemption Price, Repurchase Price or Fundamental Change Purchase Price in respect of any Security, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to the Securities occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

     Section 4.05    Application Of Money Collected. Any money collected by the Trustee pursuant to this ARTICLE IV shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money to Holders, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Article Six of the Indenture; and

SECOND: To the payment of the amounts then due and unpaid on the Securities for the Principal Amount, Redemption Price, Repurchase Price, Fundamental Change Purchase Price or interest, including Additional Amounts, if any, as the case may be, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities.

THIRD: The balance, if any, to the Person or Persons entitled thereto.

     Section 4.06    Limitation On Suits. No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities, or for the appointment of a receiver or trustee, or for any other remedy hereunder (other than in the case of an Event of Default specified in Section 4.01(a) or Section 4.01(b)), unless:

(a)       such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b)       the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c)       such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)       the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)       no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate Principal Amount of the Outstanding Securities;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

     Section 4.07    Unconditional Right Of Holders To Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of the Principal Amount, Redemption Price, Repurchase Price, Fundamental Change Purchase Price or interest, including Additional Amounts, if any, in respect of the Securities held by such Holder, on or after the respective due dates expressed in the Securities or on or after any Redemption Date, Repurchase Date or Fundamental Change Purchase Date, as applicable, and to convert the Securities in accordance with ARTICLE XI hereof, or to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or affected adversely without the consent of such Holder. For purposes of clarification, prior to the occurrence of a Fundamental Change, the provisions relating to the right to receive payment upon a Fundamental Change Purchase Date may be modified in the manner set forth in Section 6.02.

     Section 4.08    Waiver Of Past Defaults. The Holders of not less than a majority in Principal Amount of the Outstanding Securities may on behalf of the Holders of all the Securities waive any past Default hereunder and its consequences, except a Default:

(a)       described in Section 4.01(a) or Section 4.01(b); or

(b)       in respect of a covenant or provision hereof which under ARTICLE VI cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

     Section 4.09    Undertaking For Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, in either case in respect of the Securities, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorney's fees and expenses, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in Principal Amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the Principal Amount or accrued but unpaid interest, including Additional Amounts, if any, on any Security on or after the Stated Maturity of such Security or the Redemption Price, Repurchase Price or Fundamental Change Purchase Price.

ARTICLE V

CONSOLIDATION, MERGER, CONVEY, TRANSFER OR LEASE

Sections 5.01 and 5.02 herein shall apply to the Securities in lieu of Sections 801 and 802 of the Base Indenture, which shall be deemed to be replaced in their entirety, for purposes of the Securities.

     Section 5.01    Company May Consolidate, Etc., Only On Certain Terms. The Company shall not, without the consent of any Holder of Securities, amalgamate, consolidate or combine with or merge with or into any other Person or sell, transfer or lease all or substantially all of its properties and assets, substantially as an entirety to another Person, unless:

(a)       the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any State thereof, the District of Columbia or the laws of Canada or any province or territory thereunder, and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Securities and this Indenture;

(b)       immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(c)       the Company or the Successor Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that (i) such amalgamation, consolidation, merger or transfer, and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the provisions of this Indenture, including this ARTICLE V and ARTICLE VI; and (ii) the transaction will not result in the Successor Company being required to make any deduction or withholding on account of Canadian Taxes from any payments in respect of the Securities.

      Section 5.02    Successor Substituted. The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, but, in the case of a sale, transfer or lease of substantially all its assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of the Company's consolidated assets, revenue or net income (loss), the Company will not be released from the obligation to pay the principal of and interest on the Securities.

ARTICLE VI

SUPPLEMENTAL INDENTURES

Section 6.01 and 6.02 of this Supplemental Indenture shall apply to the Securities in lieu of Sections 901 and 902 of the Base Indenture, which shall be deemed to be replaced in their entirety, for purposes of the Securities.

     Section 6.01    Supplemental Indentures Without Consent Of Holders. Without the consent of any Holder, and subject to any required approvals from the Toronto Stock Exchange, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may amend, modify or supplement this Indenture or the Securities, in form satisfactory to the Trustee, for any of the following purposes:

(a)       to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(b)       to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company; or

(c)        to provide for a successor Trustee with respect to the Securities; or

(d)       to add any additional Events of Default with respect to the Securities; or

(e)       to cure any ambiguity or defect, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided that such action pursuant to this clause (e) shall not adversely affect the interests of the Holders in any material respect; or

(f)        to secure the Securities; or

(g)       to reduce the Conversion Price; provided, however, that such reduction in the Conversion Price is in accordance with the terms of this Indenture or shall not adversely affect the interests of the Holders of Securities (after taking into account tax and other consequences of such reduction) in any material respect as evidenced by an Officer's Certificate from the Company; or

(h)       to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the discharge of the Securities; provided, however that such change or modification does not adversely affect the interests of the Holders of the Securities in any material respect; or

(i)        to make any changes or modifications necessary in connection with the registration of the Securities under the Securities Act as contemplated in the Registration Rights Agreement; provided, however, that such change or modification does not adversely affect the interests of the Holders of Securities in any material respect; or

(j)        to add or modify any other provisions herein with respect to matters or questions arising hereunder which the Company and the Trustee may deem necessary or desirable and which would not reasonably be expected to adversely affect the interests of the Holders of Securities in any material respect; or

(k)       to conform this Indenture or the Securities to the description thereof under the caption "Description of Notes" in the Prospectus; or

(l)        to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets; or

(m)      to comply with any requirements of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act.

        Section 6.01    Supplemental Indentures With Consent Of Holders.

(a)       With the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby:

(i)        extend the fixed Maturity of any Security; or

(ii)       reduce the Principal Amount of or reduce the interest rate on or extend the stated time for payment of interest, including Additional Amounts, if any, on any Security; or

(iii)      reduce the Redemption Price, Repurchase Price or Fundamental Change Purchase Price of any Security; or

(iv)      after the occurrence of a Fundamental Change, make any change that adversely affects the right of Holders of the Securities to require the Company to purchase such Securities in accordance with the terms thereof and this Indenture; or

(v)       make any change that impairs the right of Holders of Securities to convert any Security; or

(vi)      change the currency of any payment amount of any Security from U.S. Dollars or Common Shares as provided herein; or

(vii)     make any change that impairs the right of Holders to institute suit for payment of the Securities; or

(viii)    reduce the percentage in Principal Amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture; or

(ix)      modify the obligation of the Company to maintain an agency in The City of New York as required under this Indenture; or

(x)       change the ranking of the notes in any manner that adversely affects the rights of Holders of Securities under this Indenture;

(xi)      modify any of the provisions of this Section or Section 4.08, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

(b)       The Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities may, on behalf of the Holders of all of the Securities, waive any past default and its consequences under this Indenture, except a default (i) in the payment of the Principal Amount of or any interest, including Additional Amounts, if any, on or with respect to the Securities or (ii) in respect of a covenant or provision that cannot be modified without the consent of the Holder of each Security affected thereby as set forth in clause (a) above.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

ARTICLE VII

COVENANTS

     Section 7.01    Payments. The Company shall duly and punctually make all payments in respect of the Securities and this Indenture in accordance with the terms of the Securities and this Indenture. The Company shall, to the fullest extent permitted by law, pay interest on overdue payments of Principal Amount, plus accrued but unpaid interest, including Additional Amounts, if any, Redemption Price, Repurchase Price and Fundamental Change Purchase Price at the rate of 1% per annum from the required payment date of such overdue payment.

Any payments made or due pursuant to this Indenture shall be considered paid on the applicable date due if by 10:00 a.m., New York City time, on such date the Paying Agent holds, in accordance with this Indenture, cash sufficient to pay all such amounts then due. Payment of the principal of and interest, including Additional Amounts, if any, on the Securities shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     Section 7.02    Book-Entry System. If the Securities cease to trade in the Depositary's book-entry settlement system, the Company covenants and agrees that it shall use reasonable efforts to make such other book entry arrangements that it determines are reasonable for the Securities.

      Section 7.03    Payment of Additional Amounts. All payments made by or on behalf of the Company under or with respect to the Securities will be made free and clear of and without withholding or deduction for, or on account of, any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act ("Canadian Taxes"), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company will make such withholding or deduction and pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted and similar payment (the term "Additional Amounts" shall also include any such similar payments) will also be made by the Company to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(a)       a payment made to a Holder or former Holder of Securities (an "Excluded Holder") in respect of the beneficial owner thereof:

(i)        with which the Company does not deal at arm's length (within the meaning of the Tax Act) at the time of making such payment;

(ii)       that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least sixty (60) days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(iii)      that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or

(b)       any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge ("Excluded Taxes").

The Company will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company will furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, evidence of such payment by the Company.

The Company will indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such Holder for the amount of:

(i)        any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;

(ii)       any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii)      any Canadian Taxes levied or imposed and paid by the Holder with respect to any reimbursement under clause (i) or (ii) above, but excluding any Excluded Taxes.

Additional Amounts will be paid in cash semi-annually on the applicable May 1 or November 1, at Maturity, on any Redemption Date, Repurchase Date, on a Conversion Date or on any Fundamental Change Purchase Date.

Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 7.03 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.

This Section 7.03 shall apply to the Securities in lieu of Section 1005 of the Base Indenture, which shall be deemed to be replaced in its entirety, for purposes of the Securities.

     Section 7.04    Information For IRS Filings. The Company shall provide to the Trustee on a timely basis such information and documentation as the Trustee or the Holders may require with respect to the Internal Revenue Service and the Holders.

      Section 7.05    Further Instruments And Acts. Upon reasonable request of the Trustee, or as otherwise necessary, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

ARTICLE VIII

REDEMPTION

      Section 8.01    Redemption For Tax Reasons. The Company may, at its option, redeem the Securities, in whole but not in part, at a redemption price equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the "Redemption Price"), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from March 20, 2008 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from March 20, 2008 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts. The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders). In such event, the Company will give the Trustee and the Holders of the Securities not less than 30 days' nor more than 60 days' notice of this redemption pursuant to Section 8.02, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 8.01 can elect to (i) convert its Securities pursuant to ARTICLE XI or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date. Securities and portions of Securities that are to be redeemed are convertible by the Holder until 5:00 p.m., New York City time, on the Business Day immediately preceding the Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to ARTICLE XI but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election upon Tax Redemption (the "Notice of Election") on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the Close of Business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the Close of Business on the Business Day prior to the Redemption Date.

This Section 8.01 shall apply to the Securities in lieu of Section 1108 of the Base Indenture, which shall be deemed to be replaced in its entirety, for purposes of the Securities.

        Section 8.02   Notice of Redemption.

The notice of redemption shall identify the Securities to be redeemed and shall state:

(a)        the Redemption Date;

(b)       the Redemption Price and the amount of accrued interest to the Redemption Date, if any;

(c)        the then current Conversion Rate for conversion of Securities;

(d)        the name and address of the Paying Agent and Conversion Agent;

(e)       that Securities called for redemption may be converted at any time prior to 5:00 p.m., New York City time, on the Business Day preceding the Redemption Date;

(f)        that Holders who want to convert their Securities must satisfy the requirements set forth in ARTICLE XI;

(g)       that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(h)       that, unless the Company defaults in making payment of such Redemption Price, any interest (including Additional Amounts, if any) on Securities called for redemption will cease to accrue on and after the Redemption Date;

(i)         the CUSIP number(s) of the Securities; and

(j)         any other information the Company wants to present.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense; provided, however, that the Company makes such request at least five Business Days (unless a shorter period shall be satisfactory to the Trustee) prior to the date by which such notice of redemption must be given to Holders in accordance with this Section 8.02; provided,further , that the text of the notice of redemption shall be prepared by the Company.

     Section 8.03    Effect Of Notice Of Redemption. Once notice of redemption is given, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price, except for Securities which are converted in accordance with the terms of this Indenture.

Upon surrender to the Paying Agent, such redeemed Securities shall be paid at the Redemption Price.

      Section 8.04    Deposit Of Redemption Price. Prior to 10:00 a.m., New York City time, on the applicable Redemption Date, the Company shall deposit with the Paying Agent (or if the Company or a Subsidiary or an Affiliate of any of them is acting as the Paying Agent, shall segregate and hold in trust as provided in the Indenture) an amount of cash (in immediately available funds if deposited on the Redemption Date) sufficient to pay the aggregate Redemption Price of all Securities or portions thereof which are to be redeemed as of such Redemption Date other than Securities or portions of Securities called for redemption which on or prior thereto have been delivered by the Company to the Trustee for cancellation or have been converted.

If the Paying Agent holds, in accordance with the terms hereof, at 10:00 a.m., New York City time, on the applicable Redemption Date, cash sufficient to pay the Redemption Price of any Securities for which notice of redemption has been given, then, on such Redemption Date, such Securities will cease to be outstanding and interest (including Additional Amounts, if any), on such Securities will cease to accrue, whether or not such Securities are delivered to the Paying Agent, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Redemption Price upon delivery of such Securities).

     Section 8.05    Securities Redeemed In Part. Any Physical Security which is to be redeemed only in part shall be surrendered at the office of the Paying Agent and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to the unredeemed portion of the Security surrendered.

      Section 8.06    Repayment To The Company. To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 8.04 exceeds the aggregate Redemption Price of the Securities or portions thereof which the Company is redeeming as of the Redemption Date, then, promptly after the Redemption Date, the Paying Agent shall return any such excess to the Company.

     Section 8.07    Other Repurchases. The Company may, from time to time, at its option (and nothing contained in this Indenture shall limit the Company's right to), repurchase the Securities in open market purchases or negotiated transactions, without any prior notice to any Holders, provided that in exercising its right under this Section 8.07, the Company complies with all applicable federal and state securities laws.

ARTICLE IX

REPURCHASE OF SECURITIES AT THE OPTION OF HOLDERS

Section 9.01	Repurchase Of Securities At The Option Of Holders On Specific Dates.

(a)       Securities shall be repurchased by the Company for cash, at the option of the Holder thereof, on May 1, 2013 (the “Repurchase Date”) at a price equal to 100% of the Principal Amount of those Securities plus accrued but unpaid interest to, but excluding, the

Repurchase Date (the “Repurchase Price”), subject to satisfaction by or on behalf of the Holder of the requirements set forth in Section 9.01(c).

(b)       No later than 20 Business Days prior to the Repurchase Date, the Company shall mail a written notice of the repurchase right by first class mail to the Trustee and to each Holder, at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law). The notice shall include a form of Repurchase Notice to be completed by the Holder and shall briefly state, as applicable:

(i)        the date by which the Repurchase Notice must be delivered to the Paying Agent in order for a Holder to exercise the repurchase right;

(ii)       the Repurchase Date;

(iii)      the Repurchase Date;

(iv)      the name and address of the Paying Agent and the Conversion Agent;

(v)       the conversion rights, if any, of the Securities;

(vi)      the Conversion Rate and any adjustments thereto;

(vii)     that the Securities as to which a Repurchase Notice has been given may be converted if they are otherwise convertible pursuant to ARTICLE XI hereof only if the Repurchase Notice has been withdrawn in accordance with the terms of this Indenture;

(viii)    the procedures for withdrawing a Repurchase Notice;

(ix)      that the Securities must be surrendered to the Paying Agent to collect payment;

(x)       that the Repurchase Price for any Security as to which a Repurchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Repurchase Date and the time of surrender of such Security;

(xi)      the procedures the Holder must follow to exercise its repurchase right under this Section 9.01;

(xii)     that, unless the Company defaults in making payment of such Repurchase Price, any interest on Securities surrendered for repurchase by the Company will cease to accrue on and after the Repurchase Date; and

(xiii)     the CUSIP number(s) of the Securities.

At the Company’s request, the Trustee shall give the notice of repurchase right in the Company’s name and at the Company’s expense; provided, however, that the Company makes such request at least five Business Days (unless a shorter period shall be satisfactory to the Trustee) prior to the date by which such notice of repurchase right must be given to the Holder in accordance with this Section 9.01(b); provided, further, that the text of the notice of repurchase right shall be prepared by the Company.

(c)       A Holder may exercise its right specified in Section 9.01(a) upon delivery of a written notice of repurchase (a “Repurchase Notice”) to the Paying Agent at any time during the period beginning at 9:00 a.m., New York City time, on the date that is 20 Business Days immediately preceding the Repurchase Date until 5:00 p.m., New York City time, on the Repurchase Date, stating:

(i)        the certificate number of the Security which the Holder will deliver to be repurchased or the appropriate Depositary procedures if Physical Securities have not been issued;

(ii)       the portion of the Principal Amount of the Security which the Holder will deliver to be repurchased, which portion must be in Principal Amounts of $1,000 or an integral multiple of $1,000; and

(iii)      that such Security shall be repurchased by the Company as of the Repurchase Date pursuant to the terms and conditions specified in the Securities and in this Indenture.

The delivery of such Security to the Paying Agent with, or at any time after delivery of, the Repurchase Notice (together with all necessary endorsements) at the offices of the Paying Agent shall be a condition to the receipt by the Holder of the Repurchase Price therefor; provided, however, that such Repurchase Price shall be so paid pursuant to this Section 9.01 only if the Security so delivered to the Paying Agent shall conform in all respects to the description thereof in the related Repurchase Notice.

The Company shall repurchase from the Holder thereof, pursuant to this Section 9.01, a portion of a Security, so long as the Principal Amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to the repurchase of all of a Security also apply to the repurchase of such portion of such Security.

Any repurchase by the Company contemplated pursuant to the provisions of this Section 9.01 shall be consummated by the delivery of the consideration to be received by the Holder promptly following the later of the Repurchase Date and the time of book-entry transfer or delivery of the Security.

Notwithstanding anything contained herein to the contrary, any Holder delivering to the Paying Agent the Repurchase Notice contemplated by this Section 9.01(c) shall have the right to withdraw such Repurchase Notice at any applicable time prior to 5:00 p.m., New York City time, on the Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 9.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Repurchase Notice or written notice of withdrawal thereof.

      Section 9.02    Effect Of Repurchase Notice. Upon receipt by the Paying Agent of the Repurchase Notice specified in Section 9.01(c), the Holder of the Security in respect of which such Repurchase Notice was given shall (unless such Repurchase Notice is withdrawn as specified in the following paragraph) thereafter be entitled to receive solely the Repurchase Price with respect to such Security. Such Repurchase Price shall be paid to such Holder, subject to receipt of cash by the Paying Agent, promptly following the later of (a) the Repurchase Date with respect to such Security (provided the conditions in Section 9.01(c) have been satisfied) and (b) the time of delivery of such Security to the Paying Agent by the Holder thereof in the manner required by Section 9.01(c). Securities in respect of which a Repurchase Notice has been given by the Holder thereof may not be converted pursuant to ARTICLE XI hereof on or after the date of the delivery of such Repurchase Notice unless such Repurchase Notice has first been validly withdrawn as specified in the following paragraph.

A Repurchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the Repurchase Notice at any time prior to 5:00 p.m., New York City time, on the Repurchase Date, specifying:

(a)       the certificate number, if any, or the appropriate Depositary procedures, if applicable, of the Security in respect of which such notice of withdrawal is being submitted;

(b)       the Principal Amount of the Security with respect to which such notice of withdrawal is being submitted; and

(c)       the Principal Amount, if any, of such Security which remains subject to the original Repurchase Notice and which has been or will be delivered for repurchase by the Company.

There shall be no purchase of any Securities pursuant to Section 9.01 if there has occurred (prior to, on or after, as the case may be, the giving, by the Holders of such Securities, of the required Repurchase Notice) and is continuing an Event of Default (other than a default in the payment of the Repurchase Price with respect to such Securities). The Paying Agent will promptly return to the respective Holders any Securities (x) with respect to which a Repurchase Notice has been withdrawn in compliance with this Indenture, or (y) held by it during the continuance of an Event of Default (other than a default in the payment of the Repurchase Price with respect to such Securities) in which case, upon such return, the Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

     Section 9.03    Deposit Of Repurchase Price. Prior to 10:00 a.m., New York City time, on the first Business Day after the Repurchase Date, the Company shall deposit with the Paying Agent (or if the Company or a Subsidiary or an Affiliate of any of them is acting as the Paying Agent, shall segregate and hold in trust as provided in the Indenture) an amount of cash (in immediately available funds if deposited on such Business Day) sufficient to pay the aggregate Repurchase Price of all the Securities or portions thereof which are to be repurchased on the Repurchase Date.

If the Paying Agent holds, in accordance with the terms hereof, at 10:00 a.m., New York City time, on the first Business Day after the Repurchase Date, cash sufficient to pay the Repurchase Price of any Securities for which a Repurchase Notice has been tendered and not withdrawn pursuant to Section 9.02, then, immediately after the Repurchase Date, such Securities will cease to be outstanding and any interest on such Securities will cease to accrue, whether or not such Securities are delivered to the Paying Agent, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Repurchase Price upon delivery of such Securities).

     Section 9.04    Securities Repurchased In Part. Any Physical Security which is to be repurchased only in part shall be surrendered at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to, and in exchange for, the portion of the Principal Amount of the Security so surrendered which is not repurchased.

     Section 9.05    Covenant To Comply With Securities Laws Upon Repurchase Of Securities. When complying with the provisions of Section 9.01 hereof (provided that such offer or purchase constitutes an “issuer tender offer” for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions available under applicable law, the Company shall: (i) comply with Rule 13e-4 and Rule 14e-1 (or any successor provision) under the Exchange Act, as applicable; (ii) file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act, as applicable; (iii) otherwise comply with all federal and state securities laws so as to permit the rights and obligations under this ARTICLE IX to be exercised in the time and in the manner specified herein; and (iv) comply with any Canadian Securities Laws which may then be applicable.

To the extent that the provisions of any securities laws or regulations conflict with the provisions of this ARTICLE IX, the Company’s compliance with such laws and regulations shall not in and of itself cause a breach of its obligations under this ARTICLE IX.

      Section 9.06    Repayment To The Company. The Paying Agent shall return to the Company any cash that remains unclaimed for two years, together with interest thereon, held by it for the payment of the Repurchase Price; provided, however, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 9.03 exceeds the aggregate Repurchase Price of the Securities or portions thereof which the Company is obligated to repurchase on the Repurchase Date, then, promptly after the Repurchase Date, the Paying Agent shall return any such excess to the Company.

ARTICLE X

OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE

Section 10.01	Offer to Purchase Upon A Fundamental Change.

(a)        General. In the event of a Fundamental Change with respect to the Company at any time prior to May 1, 2015, the Company will be required to make an offer to purchase for cash (a "Fundamental Change Purchase Offer") on the date (the "Fundamental Change Purchase Date") that is 30 Business Days after the Fundamental Change Purchase Offer, all outstanding Securities in integral multiples of $1,000 principal amount at a price equal to the Principal Amount of the Securities to be purchased plus accrued but unpaid interest, including Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to but excluding the Fundamental Change Purchase Date, subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 10.01(c).

If such purchase date is after a Record Date but on or prior to an Interest Payment Date, however, then the interest payable on such date will be paid to the Holder of record of the Securities on the relevant Record Date.

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Securities at their addresses shown in the Security Register, and to beneficial owners of the Securities as may be required by applicable law, a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof in accordance with Section 10.01(b).

A "Fundamental Change" shall be deemed to have occurred at the time after the Securities are originally issued that any of the following occurs:

(i)        a "person" or "group" within the meaning of Section 13(d) of the Exchange Act, other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or any such Subsidiary, files a Schedule TO or any schedule, form or report under the Exchange Act or applicable Canadian Securities Laws disclosing that such person or group has become the direct or indirect ultimate "Beneficial Owner," as defined in Rule 13d-3 under the Exchange Act or applicable Canadian Securities Laws, of Common Equity of the Company representing more than 50% of the voting power of the Company's Common Equity;

(ii)       consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which the Common Shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company's wholly-owned Subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of the Company's Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee immediately after such event shall not be a Fundamental Change;

(iii)      Continuing Directors cease to constitute at least a majority of the Company's Board of Directors; or

(iv)      the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

A Fundamental Change will not be deemed to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions otherwise constituting the Fundamental Change consists of common shares or American Depositary Shares that are traded or listed on, or immediately after the transaction or event will be traded or listed on a U.S. national securities exchange or the Toronto Stock Exchange.

(b)        Notice of Fundamental Change. Within 30 Business Days after the occurrence of a Fundamental Change, the Company shall mail the Fundamental Change Notice by first-class mail to the Trustee and to each Holder (and to beneficial owners as required by applicable law). The notice shall include the Fundamental Change Purchase Offer and a form of Fundamental Change purchase notice (the "Fundamental Change Purchase Notice") to be completed by the Holder and shall state:

(i)        the events causing a Fundamental Change and the date of such Fundamental Change;

(ii)       that a Fundamental Change Purchase Offer is being made pursuant to this ARTICLE X and that all Securities validly tendered and not withdrawn will be purchased pursuant to the terms of this ARTICLE X;

(iii)      the date by which the Fundamental Change Purchase Notice pursuant to this Section 10.01 must be delivered to the Paying Agent in order for a Holder to accept the Fundamental Change Purchase Offer;

(iv)     the Fundamental Change Purchase Date;

(v)      the Fundamental Change Purchase Price;

(vi)      the name and address of the Paying Agent and the Conversion Agent;

(vii)     the conversion rights, if any, of the Securities;

(viii)    the Conversion Rate applicable on the Fundamental Change Purchase Date;

(ix)      that Securities as to which a Fundamental Change Purchase Notice has been given may be converted pursuant to ARTICLE XI hereof only if the Fundamental Change Purchase Notice has been withdrawn in accordance with the terms of this Indenture;

(x)       that Securities must be surrendered to the Paying Agent for cancellation to collect payment;

(xi)      that the Fundamental Change Purchase Price for any Security as to which a Fundamental Change Purchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Fundamental Change Purchase Date and the time of surrender of such Security as described in (ix);

(xii)     the procedures the Holder must follow to exercise rights under this Section 10.01;

(xiii)    the procedures for withdrawing a Fundamental Change Purchase Notice; and

(xiv)    the CUSIP number of the Securities.

At the Company's request, the Trustee shall give such Fundamental Change Company Notice in the Company's name and at the Company's expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

(c)        Fundamental Change Purchase Notice. To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice and the Trustee, on or before the close of business on the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Notice, or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) if certificated, such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Purchase Offer, duly endorsed for transfer to the Company on the back of the Securities. Such notice shall state, among other things (a) that if certificated Securities have been issued, the certificate numbers (or, if the Securities are not certificated, the notice must comply with the Depositary's procedures); (b) the portion of the principal amount of Securities to be purchased, which must be in $1,000 multiples; and (c) that the Securities are to be purchased by the Company pursuant to the applicable provisions of the Securities and the Indenture.

The delivery of such Security to the Paying Agent with, or at any time after delivery of, the Fundamental Change Purchase Notice (together with all necessary endorsements) at the offices of the Paying Agent shall be a condition to the receipt by the Holder of the Fundamental Change Purchase Price therefor; provided, however, that such purchase price shall be so paid pursuant to this Section 10.01 only if the Security so delivered to the Paying Agent shall conform in all respects to the description thereof set forth in the related Fundamental Change Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 10.01, a portion of a Security, so long as the Principal Amount of such portion is $1,000 or an integral multiple thereof. Provisions of this Indenture that apply to the repurchase of all of a Security also apply to the repurchase of such portion of such Security.

Any purchase by the Company contemplated pursuant to the provisions of this Section 10.01 shall be consummated by the delivery of the Fundamental Change Purchase Price to be received by the Holder promptly following the later of the Purchase Date and the time of delivery of the Security; provided, however, that if the Fundamental Change Purchase Notice is delivered after a date which is two (2) Business Days prior to the Purchase Date, such payment may be made as promptly after such Purchase Date as is practicable.

Notwithstanding anything contained herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Purchase Notice contemplated by this Section 10.01(c) shall have the right to withdraw such Fundamental Change Purchase Notice at any time prior to the close of business on the Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 10.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notice or written notice of withdrawal thereof.

     Section 10.02  Effect Of Fundamental Change Purchase Notice. Upon receipt by the Paying Agent of the Fundamental Change Purchase Notice specified in Section 10.01(c), the Holder of the Security in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn as specified in the following two paragraphs) thereafter be entitled to receive solely the Fundamental Change Purchase Price with respect to such Security. Such purchase price shall be paid to such Holder, subject to receipt of funds and/or securities by the Paying Agent, promptly following the later of (x) the Purchase Date with respect to such Security (provided the conditions in Section 10.01(c) have been satisfied) and (y) the time of delivery of such Security to the Paying Agent by the Holder thereof in the manner required by Section 10.01(c). Securities in respect of which a Fundamental Change Purchase Notice has been given by the Holder thereof may not be converted pursuant to ARTICLE XI hereof on or after the date of the delivery of such Fundamental Change Purchase Notice unless such Fundamental Change Purchase Notice has first been validly withdrawn as specified in the following two paragraphs.

A Fundamental Change Purchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the procedures set forth in the Fundamental Change Company Notice at any time prior to the close of business on the Purchase Date specifying:

(i)        the Principal Amount of the Security with respect to which such notice of withdrawal is being submitted;

(ii)       the certificate number, if any, or the appropriate Depositary procedures, if applicable, of the Security in respect of which such notice of withdrawal is being submitted; and

(iii)      the Principal Amount, if any, of such Security which remains subject to the original Fundamental Change Purchase Notice and which has been or will be delivered for repurchase by the Company.

There shall be no purchase of any Securities pursuant to Section 10.01 if there has occurred (prior to, on or after, as the case may be, the giving, by the Holders of such Securities, of the required Fundamental Change Purchase Notice) and is continuing an Event of Default (other than an Event of Default that is cured by the payment of the Fundamental Change Purchase Price with respect to such Securities). The Paying Agent will promptly return to the respective Holders any Securities (x) with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this Indenture, or (y) held by it during the continuance of an Event of Default (other than a default in the payment of the Fundamental Change Purchase Price with respect to such Securities) in which case, upon such return, the Fundamental Change Purchase Notice with respect thereto shall be deemed to have been withdrawn.

     Section 10.03  Deposit Of Fundamental Change Purchase Price. Prior to 10:00 a.m. (New York City time) on the Business Day following the Fundamental Change Purchase Date, the Company shall deposit with the Trustee or with the Paying Agent (or if the Company or a Subsidiary or an Affiliate of any of them is acting as the Paying Agent, shall segregate and hold in trust as provided herein) an amount of cash (in immediately available funds if deposited on such Business Day) sufficient to pay the aggregate Fundamental Change Purchase Price of all the Securities or portions thereof which are to be purchased on such Fundamental Change Purchase Date.

If the Paying Agent holds, in accordance with the terms hereof, at 10:00 a.m. (New York City time) on the Business Day immediately following the applicable Fundamental Change Purchase Date, cash sufficient to pay the Fundamental Change Purchase Price of any Securities for which a Fundamental Change Purchase Notice has been tendered and not withdrawn pursuant to Section 10.02, then, immediately after such Fundamental Change Purchase Date, such Securities will cease to be outstanding, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Fundamental Change Purchase Price upon delivery of such Securities).

     Section 10.04  Securities Purchased In Part. Any Security which is to be purchased only in part shall be surrendered at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to, and in exchange for, the portion of the Principal Amount of the Security so surrendered which is not purchased.

     Section 10.05  Covenant To Comply With Securities Laws Upon Repurchase Of Securities. In connection with any offer to repurchase Securities under Section 10.01 hereof (provided that such offer or repurchase constitutes an "issuer tender offer" for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions under applicable law, the Company shall (i) comply with Rule 13e-4 and Rule 14e-1 (or any successor provision) under the Exchange Act, (ii) file the related Schedule TO (or any successor schedule, form or report)

under the Exchange Act, (iii) otherwise comply with all Federal and state securities laws so as to permit the rights and obligations under Section 10.02 to be exercised in the time and in the manner specified in Section 10.02 and (iv) comply with any Canadian Securities Laws which may then be applicable in the event of a fundamental change.

To the extent that the provisions of any securities laws or regulations conflict with the provisions of this ARTICLE X, the Company's compliance with such laws and regulations including the extension of the payment or notice periods contemplated by this Article, shall not in and of itself cause a breach of their obligations under this ARTICLE X.

     Section 10.06  Repayment To The Company. The Trustee and the Paying Agent shall return to the Company any cash that remain unclaimed, together with interest, if any, thereon, held by them for the payment of the Fundamental Change Purchase Price; provided, however, that to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 10.03 exceeds the aggregate Fundamental Change Purchase Price of the Securities or portions thereof which the Company is obligated to purchase as of the Fundamental Change Purchase Date then the Trustee or the Paying Agent, as the case may be, shall return any such excess to the Company.

ARTICLE XI

CONVERSION

Section 11.01	Right To Convert.

(a)       Subject to and upon compliance with the provisions of this Indenture, each Holder shall have the right, at such Holder's option, at any time following the Issue Date of the Securities hereunder through prior to the close of business on the Business Day immediately preceding the Stated Maturity to convert the Principal Amount of any such Securities, or any portion of such Principal Amount which is $1,000 or an integral multiple thereof at the Conversion Price then in effect, subject to prior redemption or repurchase of the Securities.

(b)       Conversion Upon Specified Corporate Transactions

(i)        If the Company becomes a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of the Company's assets or other combination, in each case pursuant to which the Common Shares are converted into cash, securities, or other property, then at the effective time of the transaction, a Holder of Securities' right to convert the Securities into Common Shares will be changed into a right to convert such Securities into the kind and amount of cash, securities and other property which Holders of the Securities would have received if those Holders had converted such Securities immediately prior to the transaction (the "Reference Property"). If the transaction causes the Common Shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the Reference Property into which the Securities shall be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the Holders of the Common Shares that affirmatively make such an election. The Company shall not become a party to any such transaction unless its terms are consistent with the foregoing.

(ii)       If Holders of Securities would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute "Prescribed Securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), as it applied for the 2007 taxation year, (referred to herein as "Ineligible Consideration"), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or Prescribed Securities for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. In general, Prescribed Securities would include Common Shares and other shares which are not redeemable by the Holder within five years of the date of issuance of the Securities. The Company shall give notice to the Holders of Securities at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with any other provision of this Indenture.

(iii)      If the transaction also constitutes a Fundamental Change, the Company will be required to offer to purchase for cash all or a portion of a Holder's Securities in accordance with ARTICLE X.

(c)       Notwithstanding the foregoing, a Security in respect of which a Holder has delivered a Fundamental Change Purchase Notice may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with ARTICLE X prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date.

Section 11.02	Conversion Procedure.

(a)       Each Security shall be convertible at the office of the Conversion Agent.

(b)       In order to exercise the conversion privilege with respect to any Securities in certificated form, the Holder of any such Securities to be converted, in whole or in part, shall:

(i)        complete and manually sign the conversion notice provided on the back of the Security (the "Conversion Notice") or facsimile of the conversion notice and deliver such notice to a Conversion Agent;

(ii)        surrender the Security to the Conversion Agent:

(iii)      furnish appropriate endorsements and transfer documents, if required; and

(iv)	pay any transfer or similar tax, if required.

The date on which the Holder satisfies all of the requirements set forth in (i) through (iv) above is the "Conversion Date." Such notice shall also state the name or names (with address or addresses) in which any certificate or certificates for Common Shares which shall be issuable on such conversion shall be issued. All such Securities surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the registration of such Securities, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the Holder or his duly authorized attorney.

In order to exercise the conversion privilege with respect to any interest in Securities in global form, the Holder must complete the appropriate instruction form for conversion pursuant to the Depositary's book-entry conversion program, furnish appropriate endorsements and transfer documents if required by the Company or the Trustee or Conversion Agent, and pay the funds, if any, required by this Section 11.02 and any transfer taxes if required pursuant to Section 11.07.

(c)       As promptly as practicable after the later of (i) the Conversion Date (but in no event later than 5 Business Days after the Conversion Date) or (ii) the date all the calculations necessary to make such payment and delivery have been made (but in no event later than as specified in Section 11.03), subject to compliance with any restrictions on transfer if shares issuable on conversion are to be issued in a name other than that of the Holder (as if such transfer were a transfer of the Securities (or portion thereof) so converted), the Company shall issue and shall deliver to such Holder at the office of the Conversion Agent, a check or cash and a certificate or certificates for the number of full Common Shares issuable in accordance with the provisions of this ARTICLE XI, if applicable. In case any Securities of a denomination greater than $1,000 shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Securities so surrendered, without charge to him, new Securities in authorized denominations in an aggregate Principal Amount equal to the unconverted portion of the surrendered Securities.

Each conversion shall be deemed to have been effected as to any such Securities (or portion thereof) on the date on which the requirements set forth above in this Section 11.02 have been satisfied as to such Securities (or portion thereof), and the person in whose name any certificate or certificates for Common Shares shall be issuable upon such conversion shall be deemed to have become on said date the Holder of record of the shares represented thereby; provided, however, that in case of any such surrender on any date when the stock transfer books of the Company shall be closed, the person or persons in whose name the certificate or certificates for such shares are to be issued shall be deemed to have become the record Holder thereof for all purposes on the next day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date upon which such Securities shall be surrendered.

(d)       Upon the conversion of an interest in Global Securities, the Trustee (or other Conversion Agent appointed by the Company) shall make a notation on such Global Securities as to the reduction in the Principal Amount represented thereby. The Company shall notify the Trustee in writing of any conversions of Securities effected through any Conversion Agent other than the Trustee.

(e)       Each stock certificate representing Common Shares issued upon conversion of the Securities that are Restricted Securities shall bear the legend in substantially the form of Exhibit B hereto.

     Section 11.03  Company has the right to elect to deliver cash or a combination of cash and Common Shares instead of only Common Shares.

(a)       Upon conversion of a Security, the Company will have the right to elect to deliver cash or a combination of cash and Common Shares, instead of only Common Shares (plus cash in lieu of fractional shares), for the Securities surrendered as set forth below. The Trustee will initially act as Conversion Agent. A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of US$1,000 principal amount.

The Company will have the right to elect to deliver cash in lieu of some or all of the Common Shares to be delivered upon conversion of the Securities. The Company will give notice of its election to deliver part or all of the conversion consideration in cash to the Holder converting the Securities within two Business Days of the Company's receipt of the Holder's notice of conversion. For greater certainty, where such notice is not given in the time required, the Company will deliver only Common Shares (plus cash in lieu of fractional shares, as described below). The amount of cash to be delivered per Security will be equal to the number of Common Shares in respect of which the cash payment is being made multiplied by the average of the Daily VWAP prices of the Common Shares for the 10 trading days commencing one day after (a) the date of the Company's notice of election to deliver all or part of the conversion consideration in cash if it has not given a Redemption Notice or (b) the conversion date, in the case of conversion following notice of redemption specifying the Company's intention to deliver cash upon conversion.

If the Company elects to deliver cash in lieu of some or all of the Common Shares issuable upon conversion, it will make the payment, including delivery of the Common Shares, through the Conversion Agent, to Holders surrendering Securities no later than the fourteenth Business Day following the Conversion Date. Otherwise, the Company will deliver the Common Shares, together with any cash payment for fractional shares, as described below, through the Conversion Agent no later than the fifth Business Day following the Conversion Date.

The Company may not deliver cash in lieu of any Common Shares issuable upon a Conversion Date (other than in lieu of fractional shares) if there has occurred and is continuing an Event of Default under the Indenture, other than an Event of Default that is cured by the payment of the conversion consideration.

If the Company calls Securities for redemption, a Holder of Securities may convert the Securities only until the close of business on the Business Day immediately preceding the Redemption Date unless the Company fails to pay the Redemption Price. If a Holder of

Securities has submitted the Securities for purchase upon a Fundamental Change, a Holder of Securities may convert the Securities only if that Holder withdraws the purchase election made by that Holder. If a Holder of Securities has submitted the Securities for repurchase at the option of the Holder, a Holder of Securities may convert the Securities only if that Holder withdraws the repurchase election made by that Holder.

Upon conversion, a Holder will not receive any separate cash payment for accrued and unpaid interest and Additional Amounts, if any, unless such conversion occurs between a regular record date and the Interest Payment Date to which it relates. The Company will not issue fractional Common Shares upon conversion of Securities. Instead, the Company will pay cash in lieu of fractional shares based on the last reported sale price of the Common Shares on the trading day prior to the Conversion Date.

The Company's delivery to the Holder of Common Shares, cash, or a combination of cash and Common Shares, as applicable, together with any cash payment for any fractional share, into which a Security is convertible, will be deemed to satisfy the Company's obligation to pay

                                (i)        the principal amount of the Security; and

(ii)       accrued and unpaid interest and Additional Amounts, if any, to, but not including, the Conversion Date.

As a result, accrued and unpaid interest and Additional Amounts, if any, to, but not including, the Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

(b)       Notwithstanding the preceding paragraph, if Securities are converted after 5:00 p.m., New York City time, on a regular Record Date for the payment of interest, Holders of such Securities at 5:00 p.m., New York City time, on such Record Date will receive the interest and Additional Amounts, if any, payable on such Securities on the corresponding Interest Payment Date notwithstanding the conversion. Securities, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m. New York City time, on the immediately following Interest Payment Date, must be accompanied by funds equal to the amount of interest and Additional Amounts, if any, payable on the Securities so converted; provided that no such payment need be made

•	if the Company has specified a Redemption Date that is after a Record Date and on or prior to the corresponding Interest Payment Date;
•	if the Company has specified a Fundamental Change Purchase Date that is after a Record Date and on or prior to the corresponding Interest Payment Date; or
•	to the extent of any overdue interest, if any overdue interest exists at the time of Conversion with respect to such Security.

If a Holder converts Securities, the Company will pay any documentary, stamp or similar issue or transfer tax due on the issue of any of its Common Shares upon the conversion, unless the tax is due because the Holder requests any shares to be issued in a name other than the Holder's name, in which case the Holder will pay that tax.

(c)       Upon conversion, Holders will not receive any separate cash payment for accrued and unpaid interest and Additional Amounts, if any, unless such conversion occurs between a Regular Record Date and the Interest Payment Date to which it relates.

(d)       The Company will not issue fractional Common Shares upon conversion of Securities. If multiple Securities shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion shall be computed on the basis of the aggregate Principal Amount of the Securities (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional share of stock would be issuable upon the conversion of any Securities, the Company shall make payment therefor in cash equal to the fraction of a common share otherwise issuable multiplied by the Current Market Price to the Holder of such Securities.

Section 11.04  Conversion Rate Adjustments. The Conversion Rate shall be adjusted from time to time by the Company as follows, except that the Company shall not make any adjustment if holders of Securities may participate, as a result of holding the Securities, in the transaction described without having to convert their Securities.

(a)       If the Company, at any time or from time to time while any of the Securities are outstanding, pays a dividend or make a distribution in Common Shares to all holders of its outstanding Common Shares, or if the Company subdivides or combines its Common Shares then the Conversion Rate will be adjusted based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to such event
CR' =	the Conversion Rate in effect immediately after such event
OS0 =	the number of Common Shares outstanding immediately prior to such event
OS' =	the number of Common Shares outstanding immediately after such event

Such adjustment shall become effective immediately after the opening of business on the day following the Record Date for such dividend or distribution, or the date fixed for determination for such share split or share combination. If any dividend or distribution of the type described in this Section 11.04(a) is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

(b)       If the Company, at any time or from time to time while any of the Securities are outstanding, issues to all or substantially all holders of its outstanding Common Shares certain rights or warrants to purchase Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) at a price per share (or having a conversion, exchange or exercise price per share) less than the Closing Sale Price of Common Shares on the Record Date for shareholders entitled to receive such rights and warrants, which rights or warrants are exercisable for not more than 60 days, the Conversion Rate shall be adjusted based on the following formula (provided that the Conversion Rate shall be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

where,

CR0 =	the Conversion Rate in effect immediately prior to such event
CR' =	the Conversion Rate in effect immediately after such event
OS0 =	the number of Common Shares outstanding on the close of business on the next Business Day following such Record Date
X =	the total number of Common Shares issuable pursuant to such rights
Y =

the number of Common Shares equal to the quotient of (A) the aggregate price payable to exercise all such rights or warrants and (B) the average of the Closing Sales Prices of Common Shares for the 10 consecutive Trading Days ending on the Business Day immediately preceding the date of announcement for the issuance of such rights or warrants

Such adjustment shall become effective immediately after the opening of business on the day following the date of announcement of such issuance.

To the extent that Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) are not delivered pursuant to such rights or warrants, upon the expiration or termination of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) actually delivered. In the event that such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if the date fixed for the determination of stockholders entitled to receive such rights or warrants had not been fixed. In determining whether any rights or warrants entitle the holders to subscribe for or purchase Common Shares at less than such Closing Sale Price, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors of the Company.

For the purposes of this Section 11.04(b), rights or warrants distributed by the Company to all holders of its Common Shares entitling them to subscribe for or purchase shares of the Company's Capital Stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("Trigger Event"): (1) are deemed to be transferred with such Common Shares; (2) are not exercisable; and (3) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 11.04(b) (and no adjustment to the Conversion Price under this Section 11.04(b)will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 11.04(b). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 11.04(b) was made, (1) in the case of any such rights or warrants which shall all have been redeemed or purchased without exercise by any Holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder of Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all applicable holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants which shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights and warrants had not been issued.

(c)       If the Company, at any time or from time to time while the Securities are outstanding, distributes to all or substantially all holders of its Common Shares, Common Shares of the Company, evidences of its indebtedness or assets, including securities, but excluding:

(i)	dividends or distributions referred to in Section 11.04(a);
(ii)	rights or warrants referred to in Section 11.04(b); and
(iii)	dividends or distributions referred to in Section 11.04(d);

then the Conversion Rate shall be adjusted based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to such distribution
CR' =	the Conversion Rate in effect immediately after such distribution
SP0 =	the Current Market Price of Common Shares on such Record Date for such distribution
FMV =

the fair market value (as determined by the Board of Directors of the Company and subject to the approval of the Toronto Stock Exchange) of the Common Shares, evidences of indebtedness, assets or property distributed with respect to each outstanding Common Share on the Record Date for such distribution

Such adjustment shall become effective immediately prior to the opening of business on the day following the Record Date for such distribution. If the Board of Directors of the Company determines the fair market value of any distribution for purposes of this Section 11.04(c) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

To the extent that the Company has a rights plan in effect upon conversion of the Securities into Common Shares, a Holder shall receive, in addition to the Common Shares, the rights under the rights plan unless the rights have separated from the Common Shares at the time of conversion, in which case the Conversion Rate will be adjusted as if the Company distributed to all holders of Common Shares, Common Shares, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.

With respect to an adjustment pursuant to this Section 11.04(c) where there has been a payment of a dividend or other distribution on the Common Shares or common shares of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit (a "Spin-Off"), the Conversion Rate in effect immediately before 5:00 p.m., New York City time, on the effective date fixed for determination of shareholders entitled to receive the distribution shall be increased based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to such distribution
CR' =	the Conversion Rate in effect immediately after such distribution
FMV0 =

the average of the Closing Sale Prices of the Common Shares or similar equity interest distributed to holders of Common Shares applicable to one common share over the ten consecutive Trading-Day period commencing on and including the fifth Trading Day after the date on which Ex-Dividend Trading commences for such distribution on The American Stock Exchange or such other national or regional exchange or market on which the Securities are then listed or quoted

MP0 =

the average of the Closing Sale Prices of Common Shares over the ten consecutive Trading-Day period commencing on and including the fifth Trading Day after the date on which Ex-Dividend Trading commences for such distribution on The American Stock Exchange or such other national or regional exchange or market on which the Securities are then listed or quoted

The adjustment to the Conversion Rate under the preceding paragraph will occur on the fourteenth Trading Day after the date on which "Ex-Dividend Trading" commences for such distribution on The American Stock Exchange or such other national or regional exchange or market on which the Securities are then listed or quoted.

(d)       If any cash dividend or other distribution is made to all or substantially all holders of Common Shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0 =	the Conversion Rate in effect on the Record Date for such distribution
CR' =	the Conversion Rate in effect immediately after the Record Date for such distribution
SP0 =	the Current Market Price of one of the Common Shares on the Record Date for such distribution
C =	the amount in cash per share the Company distributes to holders of Common Shares.

Such adjustment shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such dividend or distribution; provided that if such dividend or distribution is not paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(e)       If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Shares to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the Current Market Price per Common Share on the Trading Day immediately preceding the date such tender offer or exchange offer is announced, the Conversion Rate shall be increased based on the following formula:

where,

CR0 =	the Conversion Rate in effect on the date such tender or exchange offer expires
CR' =	the Conversion Rate in effect on the day next succeeding the date such tender or exchange offer expires
AC =	the fair market value (as determined by the Board of Directors) of the aggregate consideration paid or payable for shares purchased in such tender or exchange offer
OS0 =	the number of Common Shares outstanding on the Trading Day immediately preceding the date such tender or exchange offer is announced
OS' =	the number of Common Shares outstanding less any shares purchased in the tender or exchange offer at the time such tender or exchange offer expires
SP' =	the Current Market Price of Common Shares on the Trading Day immediately after the date such tender or exchange offer expires.

If the Company is obligated to repurchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange had not been made.

(f)        For purposes of this Section 11.04, the following terms shall have the meaning indicated:

(i)        " Current Market Price" on any date means the average of the Closing Sale Prices per Common Share for the 10 consecutive Trading Days immediately preceding the day before the Record Date (or, if earlier, the Ex-Dividend Date) with respect to any distribution, issuance or other event requiring such computation.

(ii)       "fair market value" shall mean the amount which a willing buyer would pay a willing seller in an arm's length transaction.

(iii)      "Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the Holders of Common Shares have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security)is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(g)       Subject to subsection (i) below, the Company may make such increases in the Conversion Rate, in addition to any adjustments required by Section 11.04(a), Section 11.04(b), Section 11.04(c), Section 11.04(d), Section 11.04(e) or Section 11.04(f), as the Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Common Shares or rights to purchase Common Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

(h)       To the extent permitted by applicable law and subject to subsection (i) below, the Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days, the increase is irrevocable during the period and the Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall mail to Holders of record of the Securities a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(i)        Any increase in the Conversion Rate pursuant to subsections (g) and (h) above shall not, without the approval of the shareholders of the Company, if required by Rule 713 of the American Stock Exchange Company Guide or the rules of the Toronto Stock Exchange, result in the sale or issuance of 20% (25% in the case of the Toronto Stock Exchange) or more of the Common Shares, or 20% (25% in the case of the Toronto Stock Exchange) of more of the voting power, outstanding as of the date of the Prospectus.

(j)        No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided,however , that any adjustments which by reason of this Section 11.04(i) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this ARTICLE XI shall be made by the Company and shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. No adjustment need be made for rights to purchase Common Shares pursuant to a Company plan for reinvestment of dividends or interest. To the extent the Securities become convertible into cash, assets, property or securities (other than Common Shares of the Company), no adjustment need be made thereafter as to the cash, assets, property or such securities. Interest will not accrue on the cash.

(k)       Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any Conversion Agent an Officers' Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee and the Conversion Agent shall have received such Officers' Certificate, the Trustee and the Conversion Agent shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to each Holder of Securities at such Holder's last address appearing on the

Security Register, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(l)        In any case in which this Section 11.04 provides that an adjustment shall become effective immediately after a Record Date for an event, the Company may defer until the occurrence of such event (i) issuing to the Holder of any Securities converted after such Record Date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to such Holder any amount in cash in lieu of any fraction pursuant to Section 11.03.

(m)      For purposes of this Section 11.04, the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Common Shares held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

(n)       No adjustment to the Conversion Rate shall be made pursuant to this Section 11.04 if the Holders of the Securities may participate in the transaction that would otherwise give rise to an adjustment pursuant to this Section 11.04.

(o)       Whenever any provision of this Indenture requires a calculation of an average of Closing Sale Prices or Daily VWAP over a span of multiple days, the Company shall make appropriate adjustments (determined in good faith by the Board of Directors) to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs at any time during the period from which the average is to be calculated.

Section 11.05	Adjustments Upon Certain Fundamental Changes.

(a)       If a Holder elects to convert Securities pursuant to Section 11.01 above in connection with a transaction described therein and the transaction also constitutes a Fundamental Change, the Conversion Rate for such Securities shall be increased by an additional number of Common Shares (the "Additional Shares") as described below. Any conversion occurring at a time when the Securities would be convertible in light of the expected or actual occurrence of a Fundamental Change will be deemed to have occurred in connection with such Fundamental Change notwithstanding the fact that a Security may then be convertible because another condition to conversion has been satisfied.

(b)       The number of Additional Shares will be determined by reference to the table attached as Schedule A hereto, based on the date on which the Fundamental Change occurs or becomes effective (the "Effective Date") and the price (the "Share Price") paid per Common Share in the Fundamental Change. If the Fundamental Change is a transaction described in clause (ii) of the definition of Fundamental Change, and holders of Common Shares receive only cash in that Fundamental Change, the Share Price shall be the cash amount paid per share. Otherwise, the Share Price shall be the average of the Closing Sale Prices of Common Shares over the five Trading-Day period ending on the Trading Day preceding the Effective Date of the Fundamental Change.

(c)       The Share Prices set forth in the first row of the table in Schedule A hereto shall be adjusted as of any date on which the Conversion Rate of the Securities is otherwise adjusted. The adjusted Share Prices shall equal the Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares will be adjusted in the same manner as the Conversion Rate as set forth in Section 11.04.

(d)       The table in Schedule A hereto sets forth the hypothetical Share Price and the number of additional shares to be received per $1,000 Principal Amount of Securities.

The exact Share Prices and Effective Dates may not be set forth in the table in Schedule A, in which case:

(i)        If the Share Price is between two Share Price amounts in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares will be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Share Price amounts and the two dates, as applicable, based on a 365-day year.

(ii)       If the Share Price is greater than $40.00 per share (subject to adjustment), no Additional Shares will be issued upon conversion.

(iii)      If the Share Price is less than $7.86 per share (subject to adjustment), no Additional Shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of Common Shares issuable upon conversion exceed 127.2264 Common Shares per $1,000 Principal Amount of Securities, subject to adjustments in the same manner as the Conversion Rate as set forth in Section 11.04.

     Section 11.06  Effect Of Reclassification, Consolidation, Merger Or Sale. If any of the following events occur, namely:

(i)        any reclassification or change of Common Shares issuable upon conversion of the Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination, or any other change for which an adjustment is provided in Section 11.04(c));

(ii)       any consolidation, merger or combination to which the Company is a party other than a merger in which the Company is the continuing corporation and which does not result in any reclassification of, or change (other than in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in outstanding Common Shares; or

(iii)      any sale or conveyance of all or substantially all of the properties and assets of the Company to any other person as a result of which holders of Common Shares shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Shares, then the Company or the successor or purchasing person, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture) providing that such Securities shall be convertible into the kind and amount of Common Shares, securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance by a holder of a number of Common Shares issuable upon conversion of such Securities (assuming, for such purposes, a sufficient number of authorized Common Shares available to convert all such Securities) immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance. Assuming such holder of Common Shares did not exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance (provided that, if the kind or amount of stock, securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance is not the same for each share of Common Shares in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purposes of this Section 11.06, the kind and amount of stock, securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Such supplemental indenture shall provide that if Holders of Securities would otherwise be entitled to receive, upon conversion of the Securities, any Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or Prescribed Securities for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this ARTICLE XI. If, in the case of any such reclassification, change, consolidation, merger, combination, sale or conveyance, the stock, securities or other property or assets (including cash) receivable thereupon by a holder of Common Shares includes shares of stock, securities or other property or assets (including cash) of a corporation other than the successor or purchasing corporation, as the case may be, in such reclassification, change, consolidation, merger, combination, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at the address of such Holder as it appears on the register of the Securities maintained by the Registrar, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture. The above provisions of this Section shall similarly apply to successive reclassifications, changes, consolidations, mergers, combinations, sales and conveyances. If this Section 11.06 applies to any event or occurrence, Section 11.04 shall not apply.

     Section 11.07  Taxes On Shares Issued. Any issue of stock certificates on conversions of Securities shall be made without charge to the converting Holder for any documentary, transfer, stamp or any similar tax in respect of the issue thereof, and the Company shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of Common Shares on conversion of Securities pursuant hereto. The Company shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issue and delivery of stock in any name other than that of the Holder of any Securities converted, and the Company shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     Section 11.08  Reservation Of Shares; Shares To Be Fully Paid; Compliance With Governmental Requirements; Listing Of Common Shares. The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient Common Shares to provide for the conversion of the Securities from time to time as such Securities are presented for conversion (assuming that, at the time of the computation of such number of shares or securities, all such Securities would be held by a single Holder).

Before taking any action that would cause an adjustment increasing the Conversion Rate to an amount that would cause the Conversion Price to be reduced below the then par value, if any, of the Common Shares issuable upon conversion of the Securities, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue Common Shares at such adjusted Conversion Price.

The Company covenants that all Common Shares that may be issued upon conversion of Securities shall be newly issued shares or treasury shares, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from preemptive rights and free from any lien or adverse claim.

The Company shall use its reasonable efforts to list or cause to have quoted any Common Shares to be issued upon conversion of Securities on each national securities exchange or over-the-counter or other domestic market on which the Common Shares are then listed or quoted.

     Section 11.09  Responsibility Of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder of Securities to determine the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities or property, which may at any time be issued or delivered upon the conversion of any Securities; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Securities for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this ARTICLE XI. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 11.06 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Securities after any event referred to in such Section 11.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Article Six of the Base Indenture, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

Section 11.10	Notice To Holders Prior To Certain Actions. In case,

(a)       the Company shall declare a dividend (or any other distribution) on its Common Shares that would require an adjustment in the Conversion Rate pursuant to Section 11.04; or

(b)       the Company shall authorize the granting to the holders of all or substantially all of its Common Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

(c)       of any reclassification or reorganization of the Common Shares of the Company (other than a subdivision or combination of its outstanding Common Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company or any of its significant subsidiaries; or

(d)       of the voluntary or involuntary dissolution, liquidation or winding up of the Company or any of its significant subsidiaries;

then, in each case, the Company shall cause to be filed with the Trustee and the Conversion Agent and to be mailed to each Holder of Securities at such Holder's address appearing on the Security Register, as promptly as practicable but in any event at least 15 days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

     Section 11.11  Company Determination Final. Any determination that the Company or its Board of Directors must make pursuant to this ARTICLE XI shall be conclusive if made in good faith and in accordance with the provisions of this ARTICLE XI, absent manifest error, and set forth in a Board Resolution.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

NOVAGOLD RESOURCES INC.

By:_____________________________________
Name: Title:

THE BANK OF NEW YORK, as Trustee

By:_____________________________________
Name: Title:

SCHEDULE A

The following table sets forth the hypothetical Share Price and the number of Additional Shares to be received per $1,000 Principal Amount of Securities pursuant to Section 11.05 of this Indenture:

Effective date	$7.86	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00
March 26, 2008	32.9846	24.3039	16.9140	12.4056	9.4206	7.3273	5.7958	4.6389	3.7432	3.0362	2.4696	2.0100	1.6338	1.3236
May 1, 2009	32.9846	24.3028	16.9127	12.4042	9.4195	7.3264	5.7951	4.6383	3.7427	3.0358	2.4693	2.0098	1.6337	1.3235
May 1, 2010	32.9846	24.3016	16.9113	12.4030	9.4184	7.3255	5.7943	4.6377	3.7422	3.0355	2.4690	2.0096	1.6335	1.3234
May 1, 2011	32.9846	24.3150	16.9218	12.4116	9.4258	7.3320	5.8002	4.6431	3.7472	3.0401	2.4734	2.0137	1.6374	1.3270
May 1, 2012	32.9846	24.3287	16.9323	12.4202	9.4331	7.3385	5.8060	4.6484	3.7521	3.0447	2.4777	2.0178	1.6413	1.3307
May 1, 2013	32.9846	24.3275	16.9309	12.4189	9.4320	7.3375	5.8052	4.6478	3.7517	3.0443	2.4774	2.0176	1.6411	1.3307
May 1, 2014	32.9846	24.3263	16.9295	12.4176	9.4309	7.3366	5.8045	4.6472	3.7512	3.0440	2.4772	2.0174	1.6410	1.3306
May 1, 2015	32.9846	24.2959	16.9046	12.3966	9.4128	7.3208	5.7905	4.6347	3.7398	3.0336	2.4677	2.0087	1.6329	1.3231